2534 N Miami Ave, Miami Florida 33127   305 573 9339   fax 305 573 9495

December 21, 2005

Babette Cooper
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SiteWorks Building & Development Co.
Item 4.02 Form 8-K
Filed December 7, 2005
File No. 001-32528
Dear Ms. Cooper:

SiteWorks Building & Development Co. (the “Company”) submits the following responses to comments raised in your letter dated December 9, 2005. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below.

Form 8-K Item 4.02

Revise to disclose the date you concluded that your financial statement disclosure should no longer be relied on or the date you were notified by your independent accountant that your financial statement disclosure should no longer be relied on.

On November 23, 2005, the Company concluded that it had inadvertently included Note 12 in the Notes to Condensed Consolidated Financial Statements for the quarter ended September 30, 2005 and that the disclosure in such Note 12 could not be relied upon as the Company never entered into an equity line transaction described in Note 12 and had no intention to do so.

A copy of the Company’s amendment to the Current Report on Form 8-K filed on December 7, 2005 clarifying this information is attached hereto.

Babette Cooper
December 21, 2005

Revise to disclose a brief description of the facts underlying your conclusion to remove Note 12 from your financial statement disclosures.

The Company determined to remove Note 12 from its financial statements because this information had been inadvertently included in the Company’s financial statements.

Revise to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

Mr. Nurse, the Company’s Chief Executive Officer, discussed the deletion of this Note 12 with the Company’s independent auditors.

Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. You should amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

This disclosure is made pursuant to Item 4.02(a). The Company provided a copy of the disclosure to its independent accountants. The Company received a letter from the Company’s accountants stating that they agree with the removal of Note 12.

We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

On December 15, 2005, the Company filed restated financial statements, excluding Note 12, in an amendment to its Quarterly Report on Form 10-Q/A.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

Babette Cooper
December 21, 2005

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (305) 573-9339.

Sincerely,

/s/ C. Michael Nurse

C. Michael Nurse
Chief Executive Officer

cc:	Bruce Rosetto, Blank Rome LLP
Neil Levine, Bagell Josephs

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400 - 403
200 Haddonfield Berlin Road
Gibbsboro, NJ 08026

Securities and Exchange Commission
Washington, DC 20549

CONFIRMATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ladies and Gentlemen:

We hereby agree with the Form 8-K/A that was filed by Siteworks Building and Development Co. We agree with the removal of Note 12 on the financial statements for the nine months ended September 30, 2005.

/s/ Bagell, Josephs, Levine & Company, L.L.C.
Bagell, Josephs, Levine & Company, L.L.C.
Gibbsboro, New Jersey
December 21, 2005